

Mail Stop 3561

October 31, 2017

Thomas C. Chesterman
Chief Financial Officer
SenesTech, Inc.
3140 N. Caden Court
Suite 1
Flagstaff, AZ 86004

      Re: SenesTech, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 31, 2017
              File No. 001-37941

Dear Mr. Chesterman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Risks Related to Our Business Operations and History, page 22

1. We note your disclosure in the second risk factor on page 23 that "We have not been required to and have not filed an annual report for fiscal 2016, so pursuant to SEC regulations, we are not yet required to evaluate the effectiveness of our internal control over financial reporting." As this document is your annual report for fiscal 2016, please revise your disclosure to comply with Instruction 1 to Item 308 of Regulation S-K to include a statement regarding the transition period established for newly public companies.

Note 2: Summary of Significant Accounting Policies, page F-12

2. Please expand your disclosure here and in your Form 10-Q's to provide the information in SAB Topic 11:M for FASB ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure